

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66621

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2009 (MM/DD/YY) AND ENDING 04/30/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iTB SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

160 VARICK STREET, 12TH FLOOR
(No. and Street)

NEW YORK	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL CHUANG (646) 368-0362
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, SUITE 7A	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL CHUANG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iTB SECURITIES, LLC, as of APRIL 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ISIS Y. MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6214877
Qualified in New York County
Commission Expires December 21, 2013

Signature

CHIEF EXECUTIVE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iTB SECURITIES, LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
SEC File No. 8-66621

FOR THE YEAR ENDED APRIL 30, 2010

iTB SECURITIES, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED APRIL 30, 2010

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Member of
iTB Securities, LLC
New York, NY

We have audited the accompanying statement of financial condition of iTB Securities, LLC (the Company) as of April 30, 2010, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iTB Securities, LLC as of April 30, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, NY
June 15, 2010

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

iTB SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2010

ASSETS

Current assets		
Cash and cash equivalents	$	8,400
Prepaid insurance		232
Total current assets		**8,632**
TOTAL ASSETS	**$**	**8,632**

LIABILITIES AND MEMBER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	2,000
Total current liabilities		**2,000**
Member's equity		6,632
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**8,632**

The accompanying notes are an integral part of these financial statements.

iTB SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2010

Revenue	$ -
Expenses	
Professional fees	6,000
Rent	1,750
Regulatory	1,436
Office	400
Computer	200
Dues and assessments	150
Bank charges	148
Insurance	114
	10,198
Net loss	**$ (10,198)**

iTB SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED APRIL 30, 2010

Balance at May 1, 2009	$ 26,534
Contributions	13,196
Net loss	(10,198)
Withdrawals	(22,900)
Balance at April 30, 2010	**$ 6,632**

The accompanying notes are an integral part of these financial statements.

iTB SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2010

Cash flows from operating activities:	
Net loss	$ (10,198)
Adjustments to reconcile net loss to net cash flows used in operating activites:	
(Increase) decrease in operating assets:	
Prepaid insurance	(232)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(1,750)
Total adjustments	(1,982)
Net cash used in operating activities	(12,180)
Cash flows from financing activities:	
Contributions	13,196
Withdrawals	(22,900)
Net cash used in financing activities	(9,704)
Net decrease in cash and cash equivalents	(21,884)
Cash and cash equivalents, beginning of year	30,284
Cash and cash equivalents, end of year	$ 8,400
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

iTB Securities, LLC (the "Company") is a Limited Liability Company registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed on January 10, 2005 under the laws of the State of New York and was originally named Seward Capital Partners, LLC. On December 13, 2009, 100% of the membership of Seward Capital Partners, LLC was acquired by iTB Holdings, Inc. and its name was subsequently changed to iTB Securities, LLC. The Company's office is located in New York, NY.

The Company's mission is to create a fixed income brokerage platform providing technology, liquidity, and educational content to the online financial marketplace. The goal of the Company is to provide a service to facilitate over the counter trading of liquid debt securities with mid-tier institutional investors and self-directed retail investors.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Basis of Accounting

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Trade Commissions

Commissions and related expenses are recorded on a trade-date basis as securities transactions clear.

Income Taxes

The Company is classified as a disregarded entity for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the member on its own income tax return. Accordingly, no provision has been made for Federal and New York State taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents, Short-Term Financial Instruments, Accounts Receivable, and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

3) RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2010, the Company and its sole member, iTB Holdings, Inc. ("Holdings"), entered into an expense sharing agreement by which their occupancy expenses, including rent and other office expenses, are allocated to each entity based on usage.

An estimate will be made at the beginning of each fiscal year of Holdings' overhead and shared expenses based upon the actual incurred overhead and shared expenses from the prior year. The Company shall reimburse Holdings for such occupancy expenses by paying Holdings a monthly payment. The size of the monthly payment may be adjusted periodically to reflect the changes in the Company's usage. At any time, Holdings has authority to forgive payment and treat as a non-cash capital contribution to the Company.

For the year ended April 30, 2010, Holdings paid expenses totaling $2,696 on behalf of the Company, all of which was treated as non-cash capital contributions to the Company pursuant to the agreement discussed above.

4) CONCENTRATION OF RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and cash equivalents. At April 30, 2010, the Company had deposits with a national financial institution for the amount of $8,400. This amount is insured for up to $250,000 by the U.S. Federal Deposit Insurance Corporation. As of April 30, 2010, there were no uninsured balances.

5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At April 30, 2010, the company had net capital of $6,400 which is $1,400 in excess of required net capital of $5,000. The Company's net capital ratio at April 30, 2010 is 0.31 to 1.

6) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

7) SUBSEQUENT EVENTS

Subsequent to the year ended April 30, 2010, an additional $65,000 was contributed by the Company's sole member, thereby increasing member's equity and net capital by $65,000.

Management has evaluated subsequent events through June 15, 2010, the date the financial statements were available to be issued.

iTB SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED APRIL 30, 2010

Total member's equity		$ 6,632
Non-allowable assets, deductions and charges:		
Prepaid insurance	$ 232	
Total non-allowable assets, deductions and charges		232
Net capital		$ 6,400
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $2,000)		$ 133
Minimum dollar net capital requirement		5,000
Net capital requirement		5,000
Excess net capital		$ 1,400
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 6,200
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 2,000
Percentage of aggregate indebtedness to net capital		31%
Ratio of aggregate indebtedness to net capital		0.31 to 1

See the accompanying notes to the financial statements.

iTB SECURITIES, LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE YEAR ENDED APRIL 30, 2010

Net capital, as reported in Company's Part II unaudited Focus Report	$	6,900
Differences due to audit adjustments		(268)
Non-allowable assets not reported in Company's Part II unaudited Focus Report		(232)
Net capital, per report pursuant to Rule 17a - 5(d)	$	6,400

See the accompanying notes to the financial statements.

iTB SECURITIES, LLC
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED APRIL 30, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

iTB SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED APRIL 30, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Member of
iTB Securities, LLC
New York, NY

In planning and performing our audit of the financial statements of iTB Securities, LLC (the "Company") for the year ended April 30, 2010 (on which we issued our report dated June 15, 2010), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander LLP

New York, NY
June 15, 2010